U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12B-25

SEC File Number  811-3618

State Street Research Investment Trust Portfolio
State Street Research Income Portoflio
State Street Research Money Market Portfolio
State Street Research Diversified Portfolio
State Street Research Aggressive Growth Portfolio
MetLife Stock Index Portfolio
Putnam International Stock Portfolio
Loomis Sayles High Yield Bond Portfolio
Janus Mid Cap Porfolio
T. Rowe Price Small Cap Growth Portfolio
Scudder Global Equity Portfolio
Harris Oakmark Large Cap Value Portfolio
Neuberger Berman Partners Mid Cap Value Portfolio
T. Rowe Price Large Cap Growth Portfolio
Lehman Brothers Aggregate Bond Index Portfolio
Morgan Stanley EAFE Index Portfolio
Russell 2000 Index Portfolio
State Street Research Aurora Small Cap Value Portfolio
Putnam Large Cap Growth Portfolio
MetLife Mid Cap Stock Index Portfolio
Janus Growth Portfolio
Franklin Templeton Small Cap Growth Portfolio


NOTIFICATION OF LATE FILING
(Check One) :
[   ]  Form 10-K
[   ]  Form 11-K
[   ]  Form 20-F
[   ]  Form 10-Q
[ X ]  Form N-SAR

For Period Ended:      June 30, 2001

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I  -  Registrant Information

Full Name of Registrant: Metropolitan Series Fund, Inc.

Former Name if Applicable
Address of Principal Executive Office (Street and Number)

One Madison Avenue
New York City, New York 10010



Part II  -  Rule 12b-25  (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[   ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[ x ] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c)has been attached if applicable.

Part III  - Narrative

The registrant requests additional time to file form NSAR so that it can compile the necessary information to file a complete and accurate document.

Part IV  - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Allison Troiani
(617) 578-4318
atroiani@nefn.com

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state then reasons why a reasonable estimate of the results can not be made.

Metropolitan Series Fund, Inc.
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.

Date:  8/28/2001
By:  /s/ Allison Troiani